Exhibit (b)

CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010	CREDIT SUISSE Eleven Madison Avenue New York, NY 10010

CONFIDENTIAL

December 18, 2006

Weight Watchers International, Inc.

11 Madison Avenue

New York, NY 10010

Attention:	Ann Sardini
Chief Financial Officer

Weight Watchers International, Inc.

Commitment Letter

Ladies and Gentlemen:

Reference is made to the Sixth Amended and Restated Credit Agreement dated as of May 8, 2006, as amended (the “Existing Credit Agreement”) among Weight Watchers International, Inc., a Virginia corporation (the “Borrower” or “you”), the lenders party thereto and The Bank of Nova Scotia, as administrative agent. Terms used but not defined in this commitment letter (including the Exhibits and the other attachments hereto, this “Commitment Letter”) shall have the meanings assigned thereto in the Existing Credit Agreement.

You have advised Credit Suisse (“CS”) and Credit Suisse Securities (USA) LLC (“CS Securities” and, together with CS and their respective affiliates, “Credit Suisse”, “we” or “us”) that you intend to (a) make a public tender offer to acquire, and enter into an agreement with an affiliate of yours to acquire, a portion of your outstanding common stock, for an aggregate purchase price not to exceed $1,000,000,000 (the “Self Tender and Affiliate Purchase”) and (b) repay all outstanding indebtedness under, and terminate, (i) the First Lien Credit Agreement dated as of December 16, 2005, among Weightwatchers.com, Inc., the lenders party thereto and CS, as administrative agent, and (ii) the Second Lien Credit Agreement dated as of December 16, 2005, among Weightwatchers.com, Inc., the lenders party thereto and CS, as administrative agent. You have further advised us that, in connection therewith, (x) the Borrower will obtain incremental term A-1 loans (the “Designated Additional Term A-1 Loans”) under the Existing Credit Agreement in an aggregate principal amount of up to $700,000,000 (of which up to $575,000,000 may be drawn in a second drawing on a date up to three weeks following the Closing Date), (y) the Borrower will obtain incremental term B loans (the “Designated Additional Term B Loans” and, together with the Designated Additional Term A-1 Loans, the “Additional Term Loans”) under the Existing Credit Agreement in an aggregate principal amount of up to $500,000,000 and (z) you propose to amend certain provisions of the Existing Credit Agreement to, among other things, permit the Self Tender and Affiliate Purchase, give effect to the Additional Term Loans and the incurrence of indebtedness pursuant thereto, add an excess cash flow sweep as a mandatory prepayment as described under the heading “Mandatory Prepayments” in Exhibit A and to increase the interest rate margins for the revolving facility and the term loan A facility (and modify the pricing grid) in the manner described under the heading “Changes in Interest Rate Margins and Commitment Fees” in Annex I to Exhibit A (the “Proposed Amendment”).

If the Proposed Amendment is not obtained, then you would not obtain the Additional Term Loans, but rather you would terminate the Existing Credit Agreement, prepay all amounts outstanding thereunder and obtain the senior secured replacement credit facilities (the “Replacement Facilities”) described in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Senior Facilities Term Sheet”). The Additional Term Loans and the Replacement Facilities are referred to collectively herein as the “Facilities”).

1. Commitments.

In connection with the foregoing, (a) CS is pleased to advise you of its commitment to provide the entire principal amount of the Additional Term Loans and (b) CS Securities is pleased to advise you of its agreement to use commercially reasonable efforts to arrange the Proposed Amendment, in each case upon the terms and subject to the conditions set forth in this Commitment Letter. In addition, if the Proposed Amendment is not obtained, CS is pleased to advise you of its commitment to provide the entire principal amount of the Replacement Facilities upon the terms and subject to the conditions set forth or referred to in this Commitment Letter.

2. Titles and Roles.

You hereby appoint (i) CS Securities to act, and CS Securities hereby agrees to act, as sole bookrunner and sole lead arranger for the Facilities (the “Lead Arranger”), it being understood that the Borrower may, with the consent of CS Securities, such consent not to be unreasonably withheld, appoint an additional financial institution as joint bookrunner and co-lead arranger along with CS Securities, and (ii) CS to act, and CS hereby agrees to act, as sole administrative agent and sole collateral agent (the “Agent”), it being understood that the Borrower may instead select The Bank of Nova Scotia or, if reasonably acceptable to CS, another Lender, to act as the Agent, with respect to the Replacement Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. The Lead Arranger and the Agent, in such capacities, will perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that, (i) Credit Suisse will have “left” placement in any and all marketing materials or other documentation used in connection with the Facilities and (ii) in no event will Credit Suisse be entitled to less than 40% of the economics granted in this Commitment Letter and in the Fee Letter referred to below. You further agree that no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Facilities or the Proposed Amendment unless you and we shall so agree.

3. Syndication.

We reserve the right, prior to or after the execution of definitive documentation for the Facilities, to syndicate all or a portion of our commitments with respect to the Facilities to a group of banks, financial institutions and other institutional lenders (together with CS, the “Lenders”) identified by us and approved by you (such approval not to be unreasonably withheld or delayed). We intend to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist us in completing a satisfactory syndication. Such assistance shall include (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit materially from your existing lending and investment banking relationships, (b) direct contact between senior management, representatives and advisors of you and the proposed Lenders, (c) assistance by you in the preparation of a Confidential Information Memorandum for the Facilities and other marketing materials to be used in connection with the syndication, (d) prior to the launch of the syndication, the obtaining of affirmations of the ratings with respect to the existing credit facilities (as modified by the Proposed Amendment) or ratings of the Replacement Facilities from each of Standard & Poor’s Ratings Service (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s) and the corporate rating from S&P and the corporate family rating from Moody’s, in each case in respect of the Borrower and (e) the hosting, with CS Securities, of one or more meetings of prospective Lenders. You agree, at the request of CS Securities, to assist in the preparation of a version of the Confidential Information Memorandum and other marketing materials and presentations to be used in connection with the syndication of the Facilities, consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to the Borrower and its subsidiaries or any of their respective securities for purposes of United States Federal and state securities laws (all such information and documentation being “Public Lender Information”). Any information and documentation that is not Public Lender Information is referred to herein as “Private Lender Information”. You further agree that each document to be disseminated by Credit Suisse to any Lender in connection with the Facilities will be identified by you as either (i) containing Private Lender Information or (ii) containing solely Public Lender Information, provided that Credit Suisse provides each such document in final form to the Borrower prior to its dissemination.

CS Securities will manage all aspects of any syndication, in consultation with the Borrower, including decisions as to the selection of institutions to be approached (with the consent of the Borrower, such consent not to be unreasonably withheld or delayed) and when they will be approached, when their commitments will be accepted, which institutions will participate (with the consent of the Borrower, such consent not to be unreasonably withheld or delayed), the allocation of the commitments among the Lenders, any naming rights and the amount and distribution of fees among the Lenders. To assist CS Securities in its syndication efforts, you agree promptly to prepare and provide to CS Securities all information with respect to you and your subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request.

4. Information.

You hereby represent and covenant (and it shall be a condition to CS’s commitment hereunder and our agreements to perform the services described herein) that (a) all information other than the Projections (the “Information”) that has been or will be made available to Credit Suisse by or on behalf of you or any of your representatives is or will be, taken as a whole, complete and correct in all material respects and does not or will not, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Credit Suisse by or on behalf of you or any of your representatives have been or will be prepared in good faith based upon accounting principles consistent with your historical audited financial statements and upon assumptions that are reasonable at the time made and at the time the related Projections are made available to Credit Suisse. You agree that if at any time prior to the closing of the Facilities any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct under those circumstances. In arranging and syndicating the Facilities, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

5. Fees.

As consideration for CS’s commitment hereunder and our agreements to perform the services described herein, you agree to pay to CS Securities the fees set forth in this Commitment Letter and in the fee letter dated the date hereof and delivered herewith with respect to the Facilities (the “Fee Letter”).

6. Conditions Precedent.

CS’s commitment hereunder and agreement to perform the services described herein are subject to (a) there not having occurred any event, change or condition since December 31, 2005 that, individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse effect on the business, assets, liabilities, operations, condition (financial or otherwise), or operating results of you and your subsidiaries, taken as a whole, (b) our satisfaction that, prior to and during the syndication of the Facilities, there shall be no other issues of debt securities or commercial bank or other credit facilities of you or your subsidiaries being offered, placed or arranged, (c) the negotiation, execution and delivery of definitive documentation with respect to the Facilities reasonably satisfactory to Credit Suisse and its counsel, (d) CS Securities having been afforded a period of at least 21 consecutive days following the launch of the general syndication of the Facilities and immediately prior to the Closing Date to syndicate the Facilities (provided that such period shall not include any day from and including December 18, 2006 through and including January 2, 2007), (e) your compliance with the terms of this Commitment Letter and the Fee Letter, and (f) the other conditions set forth or referred to in the Senior Facilities Term Sheet and Exhibit D hereto.

7. Indemnification; Expenses.

You agree (a) to indemnify and hold harmless Credit Suisse and its affiliates and their respective officers, directors, employees, agents, advisors, controlling persons, members and successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Transactions, the Facilities or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by you or any of your affiliates), and to reimburse each such Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such Indemnified Person, and (b) if the Closing Date occurs, to reimburse Credit Suisse from time to time, upon presentation of a summary statement, for all reasonable out-of-pocket expenses (including but not limited to expenses of Credit Suisse’s due diligence investigation, consultants’ fees, syndication expenses, travel expenses and fees, disbursements and other charges of counsel), in each case incurred in connection with the Facilities and the preparation of this Commitment Letter, the Fee Letter, the definitive documentation for the Facilities and any ancillary agreements and security arrangements in connection therewith. Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be liable for any indirect, special, punitive or consequential damages in connection with the Facilities.

8. Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

You acknowledge that Credit Suisse and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. Neither we nor any of our affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you in connection with the performance by us of services for other companies, and we will not furnish any such information to other companies. You also acknowledge that neither we nor any of our affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and Credit Suisse is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether Credit Suisse and/or its affiliates have advised or are advising you on other matters, (b) Credit Suisse, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of Credit Suisse, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that Credit Suisse and its affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that Credit Suisse has no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (e) you waive, to the fullest extent permitted by law, any claims you may have against Credit Suisse for breach of fiduciary duty or alleged breach of fiduciary duty and agree that Credit Suisse shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

You acknowledge that Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower and other companies with which the Borrower may have commercial or other relationships. With respect to any securities and/or financial instruments so held by Credit Suisse or any of its affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

9. Assignments, Amendments, Governing Law, Etc.

This Commitment Letter shall not be assignable by you without the prior written consent of CS and CS Securities (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons) and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons). With the consent of the Borrower (not to be unreasonably withheld or delayed), CS may assign its commitment hereunder to one or more prospective Lenders, whereupon CS shall be released from the portion of its commitment hereunder so assigned. Any and all obligations of, and services to be provided by, Credit Suisse hereunder (including, without limitation, CS’s commitment) may be performed and any and all rights of Credit Suisse hereunder may be exercised by or through any of its affiliates or branches. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by CS, CS Securities and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. Paragraph headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. You acknowledge that information and documents relating to the Facilities may be transmitted through Syndtrak, Intralinks, the internet, e-mail or similar electronic transmission systems, and that Credit Suisse shall not be liable for any damages arising from the unauthorized use by others of information or documents transmitted in such manner, except to the extent resulting from the willful misconduct or gross negligence of Credit Suisse. This Commitment Letter and the Fee Letter supersede all prior understandings, whether written or oral, between us with respect to the Facilities. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

10. Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court (provided that suit for the recognition or enforcement of any judgment obtained in any such New York State or Federal court may be brought in any other court of competent jurisdiction), (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Service of any process, summons, notice or document by registered mail addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

11. Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

12. Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance, nor the activities of Credit Suisse pursuant hereto, shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof).

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and the Fee Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter or the Fee Letter, and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter and the Fee Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions.

13. Surviving Provisions.

The compensation, reimbursement, indemnification, confidentiality, jurisdiction and waiver of jury trial provisions contained herein and in the Fee Letter shall remain in full force and effect notwithstanding the termination of this Commitment Letter or CS’s commitment hereunder. If definitive documentation relating to the Facilities shall be executed and delivered, your obligations under this Commitment Letter in respect of the applicable Facilities, other than those relating to confidentiality and to the syndication of such Facilities (which shall remain in full force and effect), shall automatically terminate and be superseded by the provisions contained in such definitive documentation upon the execution and delivery thereof.

14. PATRIOT Act Notification.

Credit Suisse hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), Credit Suisse and each Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow Credit Suisse or such Lender to identify the Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to Credit Suisse and each Lender.

15. Acceptance and Termination.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on December 18, 2006. CS’s commitment hereunder and the agreements of CS and CS Securities contained herein will expire at such time in the event that Credit Suisse has not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the borrowing in respect of the Additional Term Loans (or if the Proposed Amendment is not obtained, the Replacement Facilities) does not occur on or before March 31, 2007, then this Commitment Letter and CS’s commitment and the undertakings of CS and CS Securities hereunder shall automatically terminate unless Credit Suisse shall, in its discretion, agree to an extension.

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Credit Suisse is pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By	/s/ James S. Finch
Name:	James S. Finch
Title:	Managing Director

CREDIT SUISSE, CAYMAN ISLANDS BRANCH

By	/s/ Sarah Wu
Name:	Sarah Wu
Title:	Director

By	/s/ Cassandra Droogan
Name:	Cassandra Droogan
Title:	Vice President

Accepted and agreed to as of the date first above written:

WEIGHT WATCHERS INTERNATIONAL, INC.

By	/s/ Ann Sardini
Name:	Ann Sardini
Title:	Chief Financial Officer

CONFIDENTIAL December 15, 2006	EXHIBIT A

Weight Watchers International, Inc.

$2,050,000,000 Senior Secured Replacement Credit Facilities

Summary of Principal Terms and Conditions

If the Proposed Amendment (as defined below) is obtained, the Borrower will obtain Designated Additional Term A-1 Loans in an aggregate principal amount of up to $700,000,000 and Designated Additional Term B Loans in an aggregate principal amount of up to $500,000,000 which funds will be used to fund the Self Tender and Affiliate Purchase, repay in full the Subsidiary Credit Agreements and pay Transaction Costs. Such Designated Additional Term A-1 Loans are expected to be on the terms of the Existing Credit Agreement (as amended pursuant to the Proposed Amendment) and otherwise as agreed by the Borrower and the Arranger (and, to the extent applicable, substantially as described in this Exhibit A with respect to the Term A Facility (including, for the avoidance of doubt, with respect to maturity)). Such Designated Additional Term B Loans are expected to be on the terms of the Existing Credit Agreement (as amended pursuant to the Proposed Amendment) and otherwise as agreed by the Borrower and the Arranger (and, to the extent applicable, substantially as described in this Exhibit A with respect to the Term B Facility). The approximate sources and uses in respect of the Designated Additional Term A-1 Loans and the Designated Additional Term B Loans are expected to be as set forth in Exhibit B. If the Proposed Amendment is not obtained, the Borrower will obtain the Replacement Facilities described below.

Borrower:	Weight Watchers International, Inc., a Virginia corporation (the “Borrower”).

Transactions:	The Borrower intends to (a) make a public tender offer to acquire, and enter into an agreement with an affiliate of the Borrower to acquire, a portion of its outstanding common stock for an aggregate purchase price not to exceed $1,000,000,000 (the “Self Tender and Affiliate Purchase”) and (b) repay all outstanding indebtedness under, and terminate, (i) the First Lien Credit Agreement dated as of December 16, 2005, among Weightwatchers.com, Inc., the lenders party thereto and CS, as administrative agent (the “Subsidiary First Lien Credit Agreement”), and (ii) the Second Lien Credit Agreement dated as of December 16, 2005, among Weightwatchers.com, Inc., the lenders party thereto and CS, as administrative agent (together with the Subsidiary First Lien Credit Agreement, the “Subsidiary Credit Agreements”).

In connection with the foregoing, (a) either (i) the Sixth Amended and Restated Credit Agreement dated as of May 8, 2006 (the “Existing Credit Agreement”), among the Borrower, the lenders party thereto and The Bank of Nova Scotia, as administrative agent, will be amended to, among other things, (x) permit the Self Tender and Affiliate Purchase and the repayment and termination of the Subsidiary Credit Agreements and the financing therefor, (y) increase (and modify the pricing grid) the interest rate margins for the revolving loans and term A loans in the manner described under the heading “Changes in Interest Rate Margins and Commitment Fees” in Annex I to this Exhibit A and (z) add an excess cash flow sweep as a mandatory prepayment as described under the heading “Mandatory Prepayments” below (collectively, the “Proposed Amendment”), and the Borrower will obtain incremental term A-1 loans (the “Designated Additional Term A-1 Loans”) under the Existing Credit Agreement in an aggregate principal amount of up to $700,000,000 and incremental term B loans (the “Designated Additional Term B Loans”) under the Existing Credit Agreement in an aggregate principal amount of up to $500,000,000 or (ii) the Borrower will prepay in full, and terminate, the Existing Credit Agreement using the proceeds of the senior secured replacement credit facilities described below under the caption “Senior Secured Replacement Credit Facilities” (the “Replacement Facilities”) for such purpose and to make the Self Tender and Affiliate Purchase and repay the Subsidiary Credit Agreements and (b) fees and expenses incurred in connection with the foregoing (the “Transaction Costs”) will be paid.

The transactions described in the preceding two paragraphs are collectively referred to herein as the “Transactions”.

Sources and Uses:	The approximate sources and uses of the funds necessary to consummate the Transactions are set forth in Exhibit C to the Commitment Letter the “Commitment Letter”) to which this Term Sheet is attached.

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Agent:		Credit Suisse, acting through one or more of its branches or affiliates (“CS”), will act as sole administrative agent and collateral agent (collectively, in such capacities, the “Agent”), it being understood that the Borrower may instead select The Bank of Nova Scotia or, if reasonably acceptable to CS, another Lender, to act as the Agent, for a syndicate of banks, financial institutions and other institutional lenders (together with CS, the “Lenders”), and will perform the duties customarily associated with such roles.

Sole Bookrunner and Sole Lead Arranger:
Credit Suisse Securities (USA) LLC will act as sole bookrunner and sole lead arranger for the Replacement Facilities (the “Arranger”), and will perform the duties customarily associated with such roles.

Syndication Agent:		At the option of the Arranger, a financial institution identified by the Arranger and acceptable to the Borrower (the “Syndication Agent”).

Documentation Agent:		At the option of the Arranger, a financial institution identified by the Arranger and acceptable to the Borrower (the “Documentation Agent”).

Senior Secured Replacement Credit Facilities:	(A)	A senior secured term A loan facility in an aggregate principal amount of up to $1,050,000,000 (the “Term A Facility”).

	(B)	A senior secured term B loan facility in an aggregate principal amount of up to $500,000,000 (the “Term B Facility” and, together with the Term A Facility, the “Term Facilities”).

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(C)

A senior secured revolving credit facility in an aggregate principal amount of up to $500,000,000 (the “Revolving Facility” and, together with the Term Facilities, the “Senior Facilities”), of which up to $25,000,000 will be available through a subfacility in the form of letters of credit.

In connection with the Revolving Facility, CS (in such capacity, the “Swingline Lender”) will make available to the Borrower a swingline facility under which the Borrower may make short-term borrowings of up to $15,000,000. Except for purposes of calculating the Commitment Fee described in Annex I hereto, any such swingline borrowings will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall, promptly upon request by the Swingline Lender, fund to the Swingline Lender its pro rata share of any swingline borrowings.

Incremental Facility:		The Borrower shall be entitled on one or more occasions and subject to satisfaction of customary conditions to incur additional term loans (the “Additional Term Loans”) under the Term A Facility or the Term B Facility and/or to obtain additional revolving commitments (the “Additional Revolving Commitments”) under the Revolving Facility or under a new tranche of revolving loans in an aggregate principal amount of up to $400,000,000 on terms substantially as provided for in the Existing Credit Agreement (as modified to reflect the Term B Facility (including its maturity date)).

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Purpose:	(A)	The proceeds of the Term Facilities will be used by the Borrower, on the date of the borrowing under the Term Facilities (the “Closing Date”) (provided that up to $575,000,000 of the Term A Facility may be drawn in a second drawing on a date up to three weeks following the Closing Date) solely (a) to repay in full and terminate the Existing Credit Agreement and the Subsidiary Credit Agreements, (b) to fund the Self Tender and Affiliate Purchase and (c) to pay the Transaction Costs.

	(B)	The proceeds of loans under the Revolving Facility will be used by the Borrower on the Closing Date as provided in clause (A) above, and thereafter from time to time for general corporate purposes.

	(C)	Letters of credit will be used solely to support payment obligations incurred in the ordinary course of business by the Borrower and its Subsidiaries.

Availability:	(A)	The full amount of each of the Term Facilities must be drawn in a single drawing on the Closing Date; provided that up to $575,000,000 of the Term A Facility may be drawn in a second drawing on a date up to three weeks following the Closing Date. Amounts borrowed under the either of the Term Facilities that are repaid or prepaid may not be reborrowed.

	(B)	Loans of up approximately $307,500,000 (or such other amount as may be required in order to refinance the Borrower’s existing revolving credit facility) may be made under the Revolving Facility on the Closing Date. Thereafter, loans under the Revolving Facility will be available at any time prior to the final maturity of the Revolving Facility, in a minimum principal amount of $2,000,000 and integral multiples of $500,000 in excess thereof (in the case of Adjusted LIBOR borrowings) or in a minimum principal amount of $500,000 and integral multiples in excess thereof (in the case of ABR borrowings). Amounts repaid under the Revolving Facility may be reborrowed.

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Letters of Credit:		Letters of credit under the Revolving Facility will be issued by CS, The Bank of Nova Scotia, JPMorgan Chase Bank, N.A. or another Lender acceptable to the Borrower and the Agent (the “Issuing Bank”). Each letter of credit shall expire not later than the earlier of (a) 12 months after its date of issuance and (b) the final maturity of the Revolving Facility; provided, however, that any letter of credit may provide for renewal thereof for additional periods of up to 12 months (which in no event shall extend beyond the date referred to in clause (b) above).

Drawings under any letter of credit shall be reimbursed by the Borrower on the same business day. To the extent that the Borrower does not reimburse the Issuing Bank on the same business day, the Lenders under the Revolving Facility shall be irrevocably obligated to reimburse the Issuing Bank pro rata based upon their respective Revolving Facility commitments.

Interest Rates:		As set forth on Annex I hereto.

Default Rate:		The applicable interest rate plus 2.0% per annum, on overdue amounts.

Final Maturity and Amortization:	(A)

Term A Facility

The Term A Facility will mature on the date that is six years after the Closing Date, and will amortize in equal quarterly installments in an aggregate annual amount equal to the percentage of the original principal amount of the Term A Facility set forth below opposite the applicable year:

Year	Percentage
Year 1	0%
Year 2	0%
Year 3	15%
Year 4	20%
Year 5	25%
Year 6	40%

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(B)

Term B Facility

The Term B Facility will mature on the date that is seven years after the Closing Date, and will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the Term B Facility with the balance payable on the maturity date of the Term B Facility.

(C)	Revolving Facility The Revolving Facility will mature and the commitments thereunder will terminate on June 30, 2011.

Guarantees and Security:	The Senior Facilities will be guaranteed and secured by the same entities and collateral, respectively, that guarantee and secure the loans and other obligations under the Existing Credit Agreement, all on a pari passu basis; provided that there shall be provisions for a release of collateral on terms substantially similar to those in the Existing Credit Agreement.

Mandatory Prepayments:	The mandatory prepayment provisions in respect of the Term Loans will be substantially similar to those in the Existing Credit Agreement (with the Term A Facility and Term B Facility being repaid on a pro rata basis); provided that the Term Loans shall be prepaid with 50% of Excess Cash Flow (to be defined, including offsets for franchise acquisitions) (which amount shall be reduced to (i) 25% in the event the Net Debt to EBITDA Ratio is between 3.5 to 1.0 and 4.5 to 1.0 and (ii) 0% in the event the Net Debt to EBITDA Ratio is less than 3.5 to 1.0); provided, further, that any mandatory prepayments due from Excess Cash Flow in any fiscal year shall be offset by any voluntary prepayments made in such fiscal year.

Voluntary Prepayments:	Voluntary prepayments of borrowings under the Term Facilities will be permitted at any time, in minimum principal amounts consistent with the Existing Credit Agreement, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period. All voluntary prepayments will be applied at the direction of the Borrower.

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Representations and Warranties:	Substantially as provided for in the Existing Credit Agreement.

Conditions Precedent to Borrowing:

Substantially as provided for in the Existing Credit Agreement.

The borrowing under the Senior Facilities will also be subject to the conditions precedent set forth in Exhibit D to the Commitment Letter.

Affirmative and Negative Covenants, Defaults and Miscellaneous Provisions:	Substantially as provided for in the Existing Credit Agreement.

Financial Covenants:	Substantially as provided for in the Existing Credit Agreement with levels to be agreed.

Voting:	Substantially as provided for in the Existing Credit Agreement; provided that certain amendments and waivers shall require class voting.

Governing Law and Forum:	New York.

Counsel to Agent and Arranger:	Cravath, Swaine & Moore LLP.

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ANNEX I

Interest Rates:

Term B Facility

The interest rates under the Term B Facility will be Adjusted LIBOR plus 1.50% or ABR plus 0.50%.

Term A Facility and Revolving Facility

The interest rates under the Term A Facility and the Revolving Facility will be Adjusted LIBOR plus 1.25% or ABR plus 0.25%.

The Borrower may elect interest periods of 1, 2, 3 or 6 (or 9 or 12, if agreed to by the Lenders) months for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every three months.

ABR is the Alternate Base Rate, which is the higher of Credit Suisse’s Prime Rate and the Federal Funds Effective Rate plus  1/2 of 1.0%.

Adjusted LIBOR will at all times include statutory reserves.

Letter of Credit Fees:	A per annum fee equal to the spread over Adjusted LIBOR under the Revolving Facility will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility, payable in arrears at the end of each quarter and upon the termination of the Revolving Facility, in each case for the actual number of days elapsed over a 360-day year. Such fees shall be distributed to the Lenders participating in the Revolving Facility pro rata in accordance with the amount of each such Lender’s Revolving Facility commitment. In addition, the Borrower shall pay to the Issuing Bank, for its own account, (a) a fronting fee equal to a percentage per annum to be agreed upon of the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the Revolving Facility, calculated based upon the actual number of days elapsed over a 360-day year, and (b) customary issuance and administration fees.

Commitment Fees:	0.25% per annum on the undrawn portion of the commitments in respect of the Revolving Facilities, payable quarterly in arrears after the Closing Date and upon the termination of the commitments, calculated based on the number of days elapsed in a 360-day year.

Changes in Interest Rate Margins and Commitment Fees:
The definitive credit documentation for the Senior Facilities will contain provisions under which, from and after the Closing Date, and so long as no default shall have occurred and be continuing, interest rate margins under the Revolving Facility and Term A Facility and commitment fees under the Revolving Facility will be subject to change in increments based on the Net Debt to EBITDA Ratio, as set forth below:

Net Debt to EBITDA Ratio	Adjusted LIBOR Margin	Base Rate Margin	Commitment Fee
>3.25 to 1.00	1.25%	0.25%	0.25%
2.00 to 1.00—3.25 to 1.00	1.00	0.00%	0.20%
1.50 to 1.00—2.00 to 1.00	0.875%	0.00%	0.175%
<1.50 to 1.0	0.75%	0.00%	0.15%

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EXHIBIT B

Sources and Uses of Funds

(Designated Additional Term A-1 Loans and Designated Additional Term B Loans)

(in millions of dollars)

(all figures are approximate)

Sources of Funds		Uses of Funds
Term A-1 Facility	$700.0	Self Tender and Affiliate Purchase	$1,000.0
Term B Facility	500.0	Transaction Costs	8.0
		Refinance Subsidiary Existing Credit Agreements	187.7
		Cash on Balance Sheet	4.3
Total Sources	$1,200.0	Total Uses	$1,200.0

EXHIBIT C

Sources and Uses of Funds

(Replacement Facilities)

(in millions of dollars)

(all figures are approximate)

Sources of Funds		Uses of Funds
Term A Facility	$1,050.0	Self Tender and Affiliate Purchase	$1,000.0
Term B Facility	500.0	Transaction Costs	8.0
Revolving Facility[1]	307.5	Refinance existing term A facility	350.0
		Refinance existing revolving facility	307.5
		Refinance Subsidiary Existing Credit Agreements	187.7
		Cash on Balance Sheet	4.3
Total Sources	$1,857.5	Total Uses	$1,857.5

[1]	Represents approximate amount to be drawn under the $500,000,000 Revolving Facility on the Closing Date. The actual amount will be the amount required to refinance the Borrower’s existing revolving facility.

EXHIBIT D

Weight Watchers International, Inc.

$2,050,000,000 Senior Secured Replacement Credit Facilities

Summary of Additional Conditions Precedent1

The borrowing under the Facilities shall be subject to the following additional conditions precedent:

1. The Self Tender and Affiliate Purchase (other than with respect to the portion of such transaction in respect of the purchase of shares from an affiliate) and the other Transactions shall be consummated substantially simultaneously with the closing under the Facilities in accordance with applicable law and on the terms described in the Term Sheets.

2. After giving effect to the Transactions and the other transactions contemplated hereby, the Borrower and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans under the Facilities and (b) other limited indebtedness to be agreed upon.

3. The Agent shall have received U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower for each subsequent fiscal quarter ended 45 days before the Closing Date.

4. The Agent shall have received a certificate from the chief financial officer of the Borrower certifying that the Borrower and its subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.

5. All requisite governmental authorities and third parties shall have approved or consented to the Transactions and the other transactions contemplated hereby to the extent required, all applicable appeal periods shall have expired and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Transactions or the other transactions contemplated hereby.

6. The Agent shall have received, at least five business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

[1]	All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this Exhibit D is attached, including Exhibit A thereto.